BEST study investigates long-term effect of Betaferon(R) on MS patients' quality of life

Berlin, March 15, 2004 - At the international multiple sclerosis symposium "Expanding the boundaries of MS Management2, held in Copenhagen by Schering AG Group, Germany (FSE: SCH, NYSE: SHR), the global, observational study BEST (Betaferon(R) in Early relapsing-remitting multiple sclerosis Surveillance Trial) was presented to an audience of 800 neurologists. The first interim report with data on about 600 patients who will have been observed for one year is expected in the second half of 2004.
More than 2,000 patients have already been recruited. The goal is to include observational data on 3,000 MS-patients from 31 countries including Europe, Canada, Japan and Latin America who are under Betaferon(R) therapy over five years. BEST will be one of the largest real-world studies ever conducted in MS.

BEST is investigating the long-term effects of Betaferon(R) treatment in patients with multiple sclerosis at an early stage of relapsing-remitting MS in day-to-day clinical practice. Along with the clinical parameters, an important aspect of BEST is the MS patient's health-related quality of life (HRQoL) evaluation. HRQoL will be measured by state-of-the-art instruments, validated in 20 languages. BEST will also collect data on resource use due to MS.

"Direct assessment of health-related quality of life is becoming an increasingly important element in the assessment of therapeutics and is very useful for making care decisions in MS patients," said Prof. Ludwig Kappos, Dept. of Neurology, University Hospitals in Basel, Switzerland and chair of the BEST steering committee. "The BEST trial will increase our knowledge about the long-term development of quality of life and other outcomes in people with MS treated with interferon beta as part of clinical routine in international comparison."

Additional information:

The health-related quality of life instruments include the MS-specific Functional Assessment in Multiple Sclerosis (FAMS) questionnaire (Ref.:
Cella D et al., 1996; www.facit.org) and the generic EuroQoL 5-Dimensions (EQ-5D) questionnaire (Ref.: EuroQoL Group, 1990; www.euroqol.org).

Other Betaferon(R) studies:

Schering AG has initiated a series of MS studies that explore a range of uses for Betaferon(R). In the BEYOND program (Betaferon(R) Efficacy Yielding Outcomes of a New Dose) Schering is investigating whether an even higher dose of Betaferon(R) (500 mcg per injection) would offer further treatment advantages. The first phase of the BEYOND program has already shown that the new dose of Betaferon(R) is safe and well-tolerated by the patients. Following these results, the BEYOND program compares the relative efficacy of the new, higher-dose Betaferon(R) (500mcg), Betaferon(R) 250 mcg (the currently approved dose), and glatiramer acetate (Copaxone(R)) in patients with relapsing-remitting MS. BEYOND is a multinational Phase III trial involving more than 2,000 patients.

In addition, Schering is evaluating the very early use of Betaferon(R) in the treatment of MS in the BENEFIT study (Betaferon(R) in newly emerging multiple sclerosis for initial treatment). Scientific evidence suggests that the use of Betaferon(R) could already have a positive effect with the first clinical signs of the disease. Patient recruitment for this study was completed in June 2003.



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous
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pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de

Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Find additional information at: www.schering.de/eng